Exhibit 3.2

                           Chapman and Cutler
                         111 West Monroe Street
                        Chicago, Illinois  60603

                             March 22, 1996



Van Kampen American Capital Distributors, Inc.
One Parkview Plaza
Oakbrook Terrace, Illinois  60181

The Bank of New York
101 Barclay Street
New York, New York  10286


     Re:   Van Kampen American Capital Equity Opportunity Trust,
                                Series 29

Gentlemen:

     We have acted as counsel for Van Kampen American Capital Distributors, Inc., Depositor of Van Kampen American Capital Equity
Opportunity Trust, Series 29 (the "Fund"), in connection with the issuance of Units of fractional undivided interest in the Fund, under a Trust Agreement dated March 22, 1996 (the "Indenture") among Van Kampen American Capital Distributors, Inc., as Depositor, Van Kampen American
Capital Investment Advisory Corp., as Evaluator, Van Kampen American Capital Investment Advisory Corp., as Supervisory Servicer, and The Bank of New York, as Trustee. The Fund is comprised of one separate unit investment trust, Global Blue Chip Trust, Series 1.

     In this connection, we have examined the Registration Statement, the Prospectus, the Indenture, and such other instruments and documents as we have deemed pertinent.

     The assets of the Trust will consist of a portfolio of equity securities (the "Equity Securities") as set forth in the Prospectus.

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

          (i) The Trust is not an association taxable as a corporation but will be governed by the provisions of subchapter J (relating to Trusts) of chapter 1, Internal Revenue Code of 1986 (the "Code").

         (ii) A Unitholder will be considered as owning a pro rata share of each asset of the particular Trust in the proportion that the number of Units held by him bears to the total number of Units outstanding. Under subpart E, subchapter J of chapter 1 of the Code, income of a Trust will be treated as income of each Unitholder in the proportion described, and an item of Trust income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is received by the Trust. A Unitholder's pro rata portion of distributions of cash or property by a corporation with respect to an Equity Security ("dividends" as defined by Section 316 of the Code ) are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends which exceed such current and accumulated earnings and profits will first reduce the Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security, shall be treated as gain from the sale or exchange of property.

        (iii) The price a Unitholder pays for his Units, including sales charges, is allocated among his pro rata portion of each Equity Security held by the Trust (in the proportion to the fair market values thereof on the date the Unitholder purchases his Units), in order to determine his initial tax basis for his pro rata portion of the Equity Security held by the Trust.

         (iv) Gain or loss will be recognized to a Unitholder upon redemption or sale of his Units. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his Units. Before adjustment, such basis would normally be cost if the Unitholder had acquired his units by purchase. Such basis will be reduced, but not below zero, by the Unitholder's pro rata portion of dividends with respect to each Equity Security which is not taxable as ordinary income.

          (v) If the Trustee disposes of a Trust asset (whether by sale, exchange, redemption, payment on maturity or otherwise) gain or loss will be recognized to the Unitholder and the amount thereof will be measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his Units (as of the date on which his Units were acquired) among each of the Trust assets of such Trust (as of the date on which his Units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such Units. A Unitholder's basis in his Units and of his fractional interest in each Trust asset must be reduced, but not below zero, by the Unitholder's pro rata portion of dividends with respect to the Equity Security which is not taxable as ordinary income.

     Dividends received by a Trust which are attributable to a domestic corporation owning Units in a Trust and which are taxable as ordinary income may be eligible for the 70% dividends received deduction pursuant to Section 243(a) of the Code, subject to the limitations imposed by Sections 246 and 246A of the Code. It should be noted that various legislative proposals that would affect the dividend received deduction have been introduced.

     Section 67 of the Code provides that certain itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by individuals only to the extent they exceed 2% of such individual's adjusted gross income. Temporary regulations have been issued which require Unitholders to treat certain expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

     A Unitholder will recognize taxable gain (or loss) when all or part of the pro rata interest in an Equity Security is either sold by the Trust or redeemed or when a Unitholder disposes of his Units in a taxable transaction, in each case for an amount greater (or less) than his tax basis therefor.

     It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

     Any gain recognized on a sale or exchange will, under current law, generally be capital gain or loss.

     The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

                                    Very truly yours



                                    Chapman and Cutler

MJK/cjw